

SE 10030907 OMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-12242 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Daiwa Capital Markets America, Inc.

fka Daiwa Securities America Inc.

(Filed as Confidential Information)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Square - 32 Old Slip
(No. and Street)

| New York | New York | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Yannotti 212-612-6322
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
*(Name – if individual, state last, first, middle name)*

| 345 Park Avenue | New York | New York | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# DAIWA SECURITIES AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa America Corporation)

Financial Statements and Supplementary Schedules

March 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Report on Internal Control)

This Report is Deemed Confidential in Accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act

Daiwa
Capital Markets

Daiwa Capital Markets America Inc.

Financial Square, 32 Old Slip, New York, NY 10005-3538

## Contents of Report

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☒ (f) Statement of Changes in Subordinated Liabilities.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Internal Control.
- ☒ (p) Supplementary Schedules, pursuant to CFTC Regulations.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**Daiwa**
**Capital Markets**

**Daiwa Capital Markets America Inc.**

Financial Square, 32 Old Slip, New York, NY 10005-3538

May 21, 2010

State of New York } <br>
} ss: <br>
County of New York }

We, the undersigned, officers of Daiwa Capital Markets America Inc. (formerly known as Daiwa Securities America Inc.), affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules as of March 31, 2010, are true and correct. We further affirm that accounts of officers and directors are included in receivable from and payable to customers and, in the aggregate, are not significant.

In addition, as members or allied members of the New York Stock Exchange, Inc., we affirm that the attached financial statements and supplementary schedules as of March 31, 2010, will promptly be made available to those Daiwa Capital Markets America Inc. members and allied members whose signatures do not appear below.



Hironori Oka
Co-President and Co-Chief Operating Officer



Richard G. Beggs
Co-President and Co-Chief Operating Officer



Alexander Yannotti
Executive Vice President,
Chief Financial Officer and Treasurer



Subscribed and Sworn to
before me this 21st day of May 2010

ALFRED S. PENNISI
Notary Public, State of New York
No. 30-4772601
Qualified in Nassau County
Certificate filed in New York County
Commission expires 9/30/2010



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Daiwa Securities America Inc.:

We have audited the accompanying statement of financial condition of Daiwa Securities America Inc. (a wholly owned subsidiary of Daiwa America Corporation) (the Company) as of March 31, 2010, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daiwa Securities America Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

May 21, 2010

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Financial Condition

March 31, 2010

(In thousands, except share data)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 123,493 |
| Cash and securities segregated for regulatory purposes | | 179,224 |
| Securities purchased under agreements to resell | | 12,456,894 |
| Financial instruments owned, at fair value | | 6,823,111 |
| Securities borrowed | | 4,803,588 |
| Securities received as collateral | | 14,783 |
| Receivable from brokers, dealers, and clearing organizations | | 388,163 |
| Receivable from affiliates | | 5,413 |
| Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $41,964 | | 5,065 |
| Receivable from customers | | 3,025 |
| Exchange memberships, at cost (fair value, $6,582) | | 1,280 |
| Other assets | | 192,078 |
| Total assets | $ | 24,996,117 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Securities sold under agreements to repurchase | $ | 18,528,539 |
| Financial instruments sold, but not yet purchased, at fair value | | 3,323,975 |
| Securities loaned | | 2,045,546 |
| Obligation to return securities received as collateral | | 14,783 |
| Payable to brokers, dealers, and clearing organizations | | 315,469 |
| Loans payable | | 10,915 |
| Payable to Parent and affiliates | | 133,635 |
| Payable to customers | | 7,411 |
| Accounts payable and accrued liabilities | | 201,150 |
| | | 24,581,423 |
| Commitments, contingencies, and guarantees: | | |
| Subordinated borrowings | | 200,000 |
| Stockholder's equity: | | |
| Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares | | 100,000 |
| Additional paid-in capital | | 4,402 |
| Retained earnings | | 110,292 |
| Total stockholder's equity | | 214,694 |
| Total liabilities and stockholder's equity | $ | 24,996,117 |

The accompanying notes are an integral part of these financial statements.

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Income

Year ended March 31, 2010

(In thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Interest and dividends | $ | 158,510 |
| Commissions and fees | | 47,619 |
| Investment banking | | 39,724 |
| Net gain on principal transactions | | 19,030 |
| Other | | 8,810 |
| Total revenues | | 273,693 |
| Expenses: | | |
| Interest and dividends | | 119,644 |
| Employee compensation and benefits | | 78,382 |
| Communications, occupancy, and equipment | | 17,491 |
| Professional fees | | 12,713 |
| Trade execution and clearing charges | | 8,108 |
| Depreciation and amortization | | 3,222 |
| Other operating and administrative expenses | | 7,424 |
| Total expenses | | 246,984 |
| Income before income tax expense | | 26,709 |
| Income tax expense | | 12,608 |
| Net income | $ | 14,101 |

The accompanying notes are an integral part of these financial statements.

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2010

(In thousands)

| | | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance, March 31, 2009 | $ | 100,000 | 4,402 | 96,191 | 200,593 |
| Net income | | — | — | 14,101 | 14,101 |
| Balance, March 31, 2010 | $ | 100,000 | 4,402 | 110,292 | 214,694 |

The accompanying notes are an integral part of these financial statements.

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Changes in Subordinated Borrowings

Year ended March 31, 2010

(In thousands)

| | | |
|---|---|---|
| Balance, March 31, 2009 | $ | 200,000 |
| Net change | | — |
| Balance, March 31, 2010 | $ | 200,000 |

The accompanying notes are an integral part of these financial statements.

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Cash Flows

Year ended March 31, 2010

(In thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 14,101 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 3,222 |
| Deferred tax benefit | | (465) |
| (Increase) decrease in operating assets: | | |
| Cash and securities segregated for regulatory purposes | | (20,334) |
| Securities purchased under agreements to resell | | (1,565,873) |
| Financial instruments owned, at fair value | | (1,909,170) |
| Securities borrowed | | 1,264,718 |
| Net receivable from brokers, dealers, and clearing organizations | | (487,062) |
| Receivable from affiliates | | 4,036 |
| Exchange memberships, at cost | | 7 |
| Other assets | | (12,978) |
| Increase (decrease) in operating liabilities: | | |
| Securities sold under agreements to repurchase | | 436,935 |
| Financial instruments sold, but not yet purchased, at fair value | | 1,420,589 |
| Securities loaned | | 835,647 |
| Payable to Parent and affiliates | | 62,659 |
| Net payable to customers | | (9,955) |
| Accounts payable and accrued liabilities | | 6,149 |
| Net cash provided by operating activities | | 42,226 |
| Cash flows from investing activity: | | |
| Purchases of office furniture, equipment, and leasehold improvements, net | | (2,726) |
| Net cash used in investing activity | | (2,726) |
| Cash flows from financing activity: | | |
| Repayment of loans payable | | (99,479) |
| Net cash used in financing activity | | (99,479) |
| Net decrease in cash and cash equivalents | | (59,979) |
| Cash and cash equivalents, beginning of year | | 183,472 |
| Cash and cash equivalents, end of year | $ | 123,493 |
| Supplemental cash flow disclosures: | | |
| Interest payments | $ | 124,408 |
| Income tax payments (paid to Parent) | | 18,077 |
| Noncash financing activity – extension of maturity dates of subordinated borrowings | | 200,000 |

The accompanying notes are an integral part of these financial statements.

## (1) Organization

Daiwa Securities America Inc. (the Company) is a wholly owned subsidiary of Daiwa America Corporation (the Parent). The Parent is a wholly owned subsidiary of Daiwa Securities Group Inc. (Daiwa Tokyo), a Japanese holding company. A majority-owned subsidiary of Daiwa Tokyo, Daiwa Securities Capital Markets Co. Ltd. (DSCM), operates as a registered Japanese securities firm and clears transactions for the Company in Japan. Effective April 1, 2010, the Company changed its name to Daiwa Capital Markets America Inc. (DCMA) and the Parent changed its name to Daiwa Capital Markets America Holdings Inc. (DCMAH).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), and is a clearing member of principal commodity exchanges in the United States. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking. The Company is also a primary dealer in U.S. government and agency securities.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles and prevailing industry practice, both of which require management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value of financial instruments, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Although illiquid credit market conditions have increased the uncertainty inherent in estimating the fair value of some of the Company's financial instruments, management does not believe that actual results will differ materially from these estimates.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents represents cash held in banks.

### *(c) Collateralized Financing Transactions*

Securities purchased under agreements to resell (reverse repurchase agreements or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of

the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under U.S. generally accepted accounting principles.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company.

***(d) Financial Instruments***

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements and Disclosures* (SFAS 157) (Accounting Standard Codification (ASC) 820), and the resulting unrealized gains and losses are reflected in the accompanying statement of income. Principal transactions in regular-way trades, commission revenues, and related expenses are recorded on a trade-date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

***(e) Office Furniture, Equipment, and Leasehold Improvements***

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

***(f) Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

Beginning with the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) (ASC 740-10) as of April 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than



(Continued)

not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of ASC 740-10, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. Under the Company's accounting policy, interest and penalties recognized in accordance with ASC 740-10 are classified as interest expense.

***(g) Revenue Recognition***

Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Fees received and paid in connection with securities borrowed and securities loaned transactions are recorded on an accrual basis in interest income and expense in the accompanying statement of income.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

In the normal course of its business, the Company engages in buying and selling securities denominated in foreign currencies. The Company enters into foreign currency exchange contracts to minimize the risk of foreign currency fluctuations. Foreign currency assets and liabilities are revalued at the current spot rate. Foreign exchange contracts are revalued at the forward rate to maturity. Foreign exchange gains or losses resulting from fluctuations in exchange rates are included in net gain on principal transactions in the accompanying statement of income.

***(h) Recent Accounting Pronouncements***

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4) (ASC 820-10-65-4). ASC 820-10-65-4 provides guidance for estimating fair value when the volume and level of activity for an asset or liability have decreased significantly. Specifically, ASC 820-10-65-4 lists factors which should be evaluated to determine whether a transaction is orderly, clarifies that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. ASC 820-10-65-4 is effective for periods ending after June 15, 2009.

Because the Company's current fair value methodology is consistent with ASC 820-10-65-4, adoption of the ASC 820-10-65-4 did not have an effect on the Company's financial statements.

In July 2009, the FASB, in an effort to codify all authoritative accounting guidance related to a particular topic in a single place, issued SFAS No. 168 (SFAS 168) (ASC 105), *The FASB Accounting Standard Codification and the Hierarchy of Generally Accepted Accounting Principles.* It replaces the U.S. GAAP hierarchy created by SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles,* by establishing only two levels of generally accepted accounting principles: authoritative and nonauthoritative. All authoritative guidance will carry the same level of authority. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC 105 did not have an impact on the Company's financial statements. The Company is providing references to the Codification topics alongside references to the existing standards.

### (3) Cash and Securities Segregated for Regulatory Purposes

Cash of $9,224,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $170,000,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

### (4) Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2010, the Company has accepted securities with market values of approximately $17,031,525,000 under resale agreements and pledged securities with market values of approximately $23,112,156,000 under repurchase agreements, prior to the application of FASB Interpretation No. 41 (FIN 41) (ASC 210-20-45-11), *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.* The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210-20-45-11. At March 31, 2010, the Company's assets and liabilities were netted by approximately $4,472,141,000 as a result of the application of ASC 210-20-45-11.

As of March 31, 2010, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2010. These repledged securities have been used in the normal course of business.

### (5) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash or securities collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With

respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return these securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2010, the Company has received securities with a market value of approximately $4,711,425,000 related to its securities borrowed transactions and pledged approximately $2,045,625,000 related to its securities loaned transactions.

As of March 31, 2010, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2010. These repledged securities have been used in the normal course of business.

## (6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2010, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

| | | |
|---|---|---|
| Receivable from brokers, dealers, and clearing organizations: | | |
| Securities failed to deliver | $ | 286,825 |
| Net receivable for trades pending settlement | | 75,839 |
| Clearing organizations | | 10,420 |
| Other | | 15,079 |
| | $ | 388,163 |
| Payable to brokers, dealers, and clearing organizations: | | |
| Securities failed to receive | $ | 288,369 |
| Clearing organizations | | 13,467 |
| Other | | 13,633 |
| | $ | 315,469 |



(Continued)

## (7) Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased

At March 31, 2010, financial instruments owned and financial instruments sold, but not yet purchased consisted of the following (in thousands):

| | | |
|---|---|---|
| Financial instruments owned, at fair value: | | |
| U.S. government and agency obligations | $ | 6,818,592 |
| U.S. government agency mortgage-backed obligations | | 2,460 |
| Equities | | 1,248 |
| Options | | 382 |
| Other | | 429 |
| | $ | 6,823,111 |
| Financial instruments sold, but not yet purchased, at fair value: | | |
| U.S. government and agency obligations | $ | 3,323,427 |
| Forward contracts | | 355 |
| Options | | 193 |
| | $ | 3,323,975 |

The Company's counterparties to its repurchase agreements have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2010, the Company has pledged approximately $7,178,390,000 of proprietary financial instruments owned related to the Company's collateralized financing transactions.

## (8) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

## (9) Loans Payable

Loans payable primarily consists of a $10,702,000 loan at a rate of 0.95% payable to Daiwa Tokyo. The loan is denominated in yen, has a face value of ¥1 billion, and has a maturity date of May 12, 2010. This loan is primarily used to finance the Company's securities operations. Upon maturity, a new ¥1 billion loan at a rate of 0.32% was entered into with DSCM.

## (10) Subordinated Borrowings

As of March 31, 2010, the Company had two subordinated notes payable to the Parent of $50,000,000 and $150,000,000, which are due on April 3, 2012 and May 31, 2011, respectively. Both of the notes are treated as equity, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the notes is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts.

Each of the notes bears interest at rates based on the London InterBank Offered Rate (LIBOR) plus 25 basis points. These liabilities are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

## (11) Commitments, Contingencies, and Guarantees

The Company leases and subleases office space under noncancelable lease agreements expiring at various dates through the year ending March 31, 2027. Minimum rentals under these lease agreements are approximately as follows (in thousands):

| | Occupancy leases | Subleases |
|---|---|---|
| Year ending March 31: | | |
| 2011 | $ 2,920 | $ 829 |
| 2012 | 5,771 | — |
| 2013 | 7,046 | — |
| 2014 | 6,835 | — |
| 2015 | 6,736 | — |
| Thereafter | 85,887 | — |

Rent expense, net of sublease receipts of approximately $2,040,000, for the year ended March 31, 2010 was approximately $3,271,000 and is included in communications, occupancy, and equipment expense in the accompanying statement of income.

The Company is involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements, of $862,490,000 at March 31, 2010.

## (12) Income Taxes

The components of income tax expense for the year ended March 31, 2010 are as follows (in thousands):

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 8,235 |
| State and local | | 4,838 |
| Total current | | 13,073 |
| Deferred: | | |
| Federal | | (296) |
| State and local | | (169) |
| Total deferred | | (465) |
| Total income tax expense | $ | 12,608 |

The Company's effective tax rate differs from the federal statutory rate primarily as a result of state and local taxes, nondeductible expenses, and other deductions. The following is a reconciliation of the aforementioned differences (in thousands):

| | | |
|---|---|---|
| Computed "expected" tax expense 35% | $ | 9,348 |
| Increase (decrease) in income tax expense resulting from: | | |
| Change in deferred tax assets | | (465) |
| State and local income taxes, net of federal income tax benefit | | 3,166 |
| Permanent differences | | 280 |
| Other, net | | 279 |
| Income tax expense | $ | 12,608 |

The significant components of the Company's net deferred tax assets at March 31, 2010 are as follows (in thousands):

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Depreciation | $ | 6,480 |
| Deferred compensation | | 24 |
| Other | | 1,527 |
| Total gross deferred tax assets | | 8,031 |
| Less valuation allowance | | — |
| Net deferred tax assets | $ | 8,031 |



(Continued)

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination are as follows:

| | |
|---|---|
| U.S. Federal | March 31, 2007 and later |
| New York State | March 31, 2007 and later |
| New York City | March 31, 2007 and later |

The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The Company believes that it is more likely than not that all of the deferred tax assets will be realized against future taxable income and, as such, has no valuation allowance at March 31, 2010.

## (13) Related Party Transactions

In the normal course of business, the Company's operations may include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates. The following table sets forth the Company's related party assets and liabilities as of March 31, 2010 (in thousands):

| | | |
|---|---|---|
| Assets: | | |
| Securities purchased under agreements to resell | $ | 1,465,876 |
| Securities borrowed | | 236,663 |
| Receivable from brokers, dealers, and clearing organizations | | 17,549 |
| Receivable from affiliates | | 5,413 |
| Liabilities: | | |
| Securities loaned | $ | 373,292 |
| Payable to brokers, dealers, and clearing organizations | | 50,633 |
| Loans payable | | 10,702 |
| Payable to Parent and affiliates | | 133,635 |
| Subordinated borrowings | $ | 200,000 |

Investment banking revenue includes approximately $26,527,000 earned by the Company in transactions with affiliates. Commissions and fees revenue is reduced by approximately $17,095,000 related to fees charged by DSCM on trades executed for the Company's customers, pursuant to a commission sharing agreement. Also included in commissions and fees revenue is approximately $10,955,000 earned by the Company in transactions with affiliates. Other commissions of $1,470,000 were also paid to affiliates. Included in interest and dividends revenue and interest and dividends expense is approximately $1,919,000 and $168,000, respectively, from secured financing transactions between the Company and DSCM and other affiliates. Also included in interest expense is approximately $1,302,000 representing interest incurred by the Company on subordinated borrowings with the Parent and loans with the Parent and Daiwa Tokyo. Included in professional fees is approximately $3,303,000 representing fees incurred by the Company for research services provided by DSCM and affiliates.



(Continued)

**(14) Retirement Plan**

All local employees are eligible for participation in the Company's retirement plan (the Plan) after six months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion. For the year ended March 31, 2010, the Company's expense related to the Plan was approximately $1,784,000 and is included in employee compensation and benefits expense in the accompanying statement of income.

**(15) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk**

***(a) Market Risk***

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional cash or securities.

The Company records all contractual commitments involving future settlement at fair value. Consequently, changes in the amounts recorded in the Company's statement of financial condition resulting from movement in market prices are included concurrently in the statement of income.

Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in financial instruments owned and financial instruments sold, but not yet purchased.

***(b) Concentrations of Credit Risk***

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value and monitoring of collateral held, if any. The Company has established various procedures to manage credit exposure, including


(Continued)

initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight and monitoring.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

## (16) Fair Value Measurements

The Company adopted ASC 820 on April 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial instrument, nor does it proscribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

### *(a) Fair Value Hierarchy*

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

*Level 1*: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include most U.S. government and government agency securities, equity securities, and exchange-traded derivatives.

*Level 2*: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements may include U.S. government agency securities, corporate bonds, U.S. government agency mortgage-backed obligations, and most over-the-counter (OTC) derivatives.

*Level 3*: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or liability. In determining the appropriate measurement levels, the Company would perform analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy. At March 31, 2010, the Company did not hold any Level 3 assets or liabilities.

The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value at March 31, 2010 (in thousands):

| | Fair value measurement | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Assets: | | | | |
| U.S. government and agency obligations | $ 6,818,592 | — | — | 6,818,592 |
| U.S. government agency mortgage-backed obligations | — | 2,460 | — | 2,460 |
| Equities | 1,248 | — | — | 1,248 |
| Options | 382 | — | — | 382 |
| Other | 427 | 2 | — | 429 |
| Financial instruments owned, at fair value | $ 6,820,649 | 2,462 | — | 6,823,111 |

| | Fair value measurement | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Liabilities: | | | | |
| U.S. government and agency obligations | $ 3,323,427 | — | — | 3,323,427 |
| Forward contracts | — | 355 | — | 355 |
| Options | 193 | — | — | 193 |
| Financial instruments sold, but not yet purchased, at fair value | $ 3,323,620 | 355 | — | 3,323,975 |

**(b)** ***Valuation Techniques for Major Assets and Liabilities***

**Debt and Equity Securities**

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible. The fair value measurements for Level 2 U.S. government agency mortgage-backed obligations are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

**Derivatives**

Exchange-traded derivatives are valued using quoted prices. OTC derivatives, such as forward contracts, are valued using a models-based approach. Valuation models calculate the present value of expected future cash flows. All inputs into the calculation of the fair value of forward contracts are transparent and observable in the market.

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, or are subject to repricing.

## (17) Net Capital Requirements

The Company is a registered U.S. broker-dealer and FCM subject to Rule 15c3-1 and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,000,000;

b. 2% of aggregate debit balances arising from customer transactions, as defined; or

c. 8% of customer risk maintenance margin requirements and 8% of noncustomer risk maintenance margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange (CME), which requires all clearing members to maintain minimum net capital of $5,000,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greatest of 120% of the greater of (a) and (c) above, or 5% of aggregate debit items. At March 31, 2010, the Company had net capital of $267,017,000 which was $265,810,000 in excess of the minimum net capital required under Rule 15c3-1.

## (18) Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 renames type one and type two subsequent events as "recognized" subsequent events and "nonrecognized" subsequent events. For recognized subsequent events, an entity shall recognize in financial statements the effect of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including estimates inherent in the process of preparing financial statements. For unrecognized subsequent events, an entity shall not recognize subsequent events about conditions that did not exist at the date of the balance sheet but that arose after the balance sheet date. Adoption of this guidance had no impact on the Company's results of operations at March 31, 2010.

The Company has evaluated subsequent events through May 21, 2010.

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

March 31, 2010

(In thousands)

| | | |
|---|---|---|
| Total ownership equity (from statement of financial condition) | $ | 214,694 |
| Total ownership equity qualified for net capital | | 214,694 |
| Add liabilities subordinated to claims of general creditors allowable in computation of net capital | | 200,000 |
| Total capital and allowable subordinated liabilities | | 414,694 |
| Deductions and/or changes: | | |
| Total nonallowable assets from statement of financial condition | | 96,947 |
| Commodity futures contracts and spot commodities proprietary capital charges | | 1,178 |
| Other deductions and/or charges | | 38,104 |
| Total deductions and/or charges | | (136,229) |
| Other additions and/or allowable credits (list) | | — |
| Net capital before haircuts on securities positions | | 278,465 |
| Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| Trading and investment securities: | | |
| U.S. and Canadian government obligations | | 11,263 |
| Stocks and warrants | | 64 |
| Other | | 121 |
| | | (11,448) |
| Net capital | $ | 267,017 |
| Computation of alternate net capital requirement: | | |
| 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 1,207 |
| Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries | | 1,000 |
| Net capital requirement | | 1,207 |
| Excess net capital | $ | 265,810 |
| Percentage of net capital to aggregate debits | | 9,219% |
| Percentage of net capital, after anticipated capital withdrawals, to aggregate debits | | 9,219% |
| Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement | $ | 265,690 |

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2010.

See accompanying report of independent registered public accounting firm.

**DAIWA SECURITIES AMERICA INC.**

(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Nonallowable Assets

March 31, 2010

(In thousands)

| | | |
|---|---|---|
| Nonmarketable securities | $ | 492 |
| Receivable from brokers, dealers, and clearing organizations | | 7 |
| Receivable from affiliates | | 2,703 |
| Office furniture, equipment, and leasehold improvements | | 5,065 |
| Receivable from customers | | 11 |
| Exchange memberships | | 1,280 |
| Other | | 87,389 |
| Total nonallowable assets | $ | 96,947 |

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2010.

See accompanying report of independent registered public accounting firm.

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2010

(In thousands)

| | | |
|---|---|---|
| Credit balances: | | |
| Free credit balances and other credit balances in customers' security accounts | $ | 155,342 |
| Customers' securities failed to receive | | 2,819 |
| Credit balances in firm accounts which are attributable to principal sales to customers | | 81 |
| ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days | | 39 |
| Total credits | | 158,281 |
| Debit balances: | | |
| ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3 | $ | 2,896 |
| ** Aggregate debit items | | 2,896 |
| ** Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(i)) | | (87) |
| ** Total 15c3-3 debits | $ | 2,809 |
| Reserve computation: | | |
| Excess of total debits over total credits | $ | — |
| Excess of total credits over total debits | | 155,472 |
| If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits | | — |
| Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period | $ | 170,000 |
| Amount of deposit (or withdrawal) | | — |
| New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal | $ | 170,000 |

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2010.

See accompanying report of independent registered public accounting firm.

Schedule III

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2010

(In thousands)

| | | |
|---|---|---|
| Information of possession or control requirements under Rule 15c3-3: | | |
| State the market valuation and the number of items of: | | |
| Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. | $ | — |
| Number of items | | — |
| Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | | — |
| Number of items | | — |

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2010.

See accompanying report of independent registered public accounting firm.

Schedule IV

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation of CFTC Minimum Net Capital Requirement

March 31, 2010

(In thousands)

| | | |
|---|---|---|
| Net capital required: | | |
| A. Risk-based requirement | | |
| i. Amount of customer risk maintenance margin requirement | $ | 2,150 |
| ii. Enter 8% of line A.i | | 172 |
| iii. Amount of noncustomer risk maintenance margin requirement | | 12,940 |
| iv. Enter 8% of line A.iii | | 1,035 |
| v. Add lines A.ii and A.iv. | | 1,207 |
| B. Minimum dollar amount requirement | $ | 1,000 |
| C. Other NFA requirement | $ | — |
| D. Minimum CFTC net capital requirement. Enter the greatest of lines A, B, or C | $ | 1,207 |

Note: If amount on Line D is greater than minimum net capital requirement computed on Schedule I then enter this greater amount on Schedule I. The greater amount required by SEC or CFTC is the minimum net capital requirement.

| | | |
|---|---|---|
| CFTC early warning level | $ | 1,328 |

Note: If the minimum CFTC Net Capital Requirement computed on Line D is the:
(1) Risk based requirement, enter 110% of Line A or
(2) Minimum dollar amount requirement, enter 150% of line B or
(3) Other NFA requirement, enter 150% of Line C.

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2010.

See accompanying report of independent registered public accounting firm.

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Segregation Requirements and Funds in Segregation
for Customers Trading on U.S. Commodity Exchanges

March 31, 2010

(In thousands)

| | | |
|---|---|---|
| Segregation requirements (Section 4d(2) of the Commodity Exchange Act): | | |
| Net ledger balance: | | |
| Cash | $ | 5,138 |
| Securities (at market) | | — |
| Net unrealized profit (loss) in open futures contracts traded on a contract market | | (22) |
| Exchange traded options: | | |
| Add market value of open option contracts purchased on a contract market | | — |
| Deduct market value of open option contracts granted (sold) on a contract market | | — |
| Net equity (deficit) | | 5,116 |
| Accounts liquidating to a deficit and accounts with debit balances – gross amount | | — |
| Less amount offset by customer owned securities | | — |
| Amount required to be segregated | | 5,116 |
| Funds in segregated accounts: | | |
| Deposited in segregated funds bank accounts: | | |
| Cash | | 6,410 |
| Securities representing investments of customers' funds (at market) | | — |
| Securities held for particular customers or option customers in lieu of cash (at market) | | — |
| Margins on deposit with clearing organizations of contract markets: | | |
| Cash | | 2,909 |
| Securities representing investments of customers' funds (at market) | | — |
| Securities held for particular customers or option customers in lieu of cash (at market) | | — |
| Net settlement from (to) derivatives clearing organizations of contract markets | | (296) |
| Exchange traded options: | | |
| Value of open long option contracts | | — |
| Value of open short option contracts | | — |
| Net equities with other FCMs: | | |
| Net liquidating equity | | — |
| Securities representing investments of customers' funds (at market) | | — |
| Securities held for particular customers or option customers in lieu of cash (at market) | | — |
| Segregated funds on hand | | — |
| Total amount in segregation | | 9,023 |
| Excess (deficiency) funds in segregation | $ | 3,907 |

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2010.

See accompanying report of independent registered public accounting firm.

**Schedule IV**

**DAIWA SECURITIES AMERICA INC.**
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Secured Amounts and Funds Held in Separate Accounts
for Foreign Futures and Foreign Options Customers
Pursuant to Commission Regulation 30.7

March 31, 2010

(In thousands)

| | | |
|---|---|---|
| 1. Amount to be set aside in separate section 30.7 accounts | $ | 41 |
| 2. Total funds in separate section 30.7 accounts | | 3,620 |
| 3. Excess | $ | 3,579 |
| Funds deposited in separate regulation 30.7 accounts: | | |
| Cash in banks: | | |
| Banks located in the United States | $ | 2,814 |
| | | 2,814 |
| Securities: | | |
| In safekeeping with banks located in the United States | | — |
| | | — |
| Equities with registered futures commission merchants: | | |
| Cash | | 626 |
| Securities | | — |
| Unrealized gain (loss) on open futures contracts | | — |
| Value of long option contracts | | — |
| Value of short option contracts | | — |
| | | 626 |
| Amounts held by members of foreign boards of trade: | | |
| Cash | | 180 |
| Securities | | — |
| Unrealized gain (loss) on open futures contracts | | — |
| Value of long option contracts | | — |
| Value of short option contracts | | — |
| | | 180 |
| Total funds in separate section 30.7 accounts | $ | 3,620 |

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2010.

See accompanying report of independent registered public accounting firm.



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16**

The Board of Directors and Stockholder
Daiwa Securities America Inc.:

In planning and performing our audit of the financial statements of Daiwa Securities America Inc. (the Company), a New York corporation and a wholly owned subsidiary of Daiwa America Corporation, as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.



3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2010 to meet the SEC's and CFTC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 21, 2010